 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453); Evergreen Fixed Income Trust (SEC File Nos. 333-37443); Evergreen International Trust (SEC File Nos. 333-42195); Evergreen Money Market Trust (333-42181); Evergreen Municipal Trust (SEC File Nos. 333-36033); Evergreen Select Equity Trust (SEC File Nos. 333-36047); Evergreen Select Fixed Income Trust (333-36019); Evergreen Select Money Market Trust (333-37227);Evergreen Variable Annuity Trust (33-83100)

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Proxy materials will soon be mailed

March 24, 2010

In early April, proxy materials will be mailed seeking shareholder approval of proposed mergers and reorganizations of the Evergreen Funds and the *Wells Fargo Advantage Funds*. Please continue to check back to this site after the proxies are mailed for detailed voting instructions.

For now, remember that:

- Simple instructions for returning the proxy are printed on the proxy card, which will be included in the proxy package.
- Shareholders can vote via mail, phone, or online—it only takes a few minutes, no matter which way they vote.
- If Financial Advisors are authorized to vote on behalf of their clients, they can do so after clients receive their proxies in early April.

Why is voting important?

- A majority response is required for each fund, so we are *legally obligated* to solicit by proxy for shareholder votes.
- Our proxy vendor, The Altman Group, will contact shareholders until a majority response is received on each fund.
- A prompt vote can help ensure the timely integration of the Evergreen Funds and the *Wells Fargo Advantage Fund* families. View the Fund Merger Guide for more information on the integration.

Remember to check our Proxy Center in early April for more proxy voting information. If you have any questions in the meantime, please call:

Shareholders: 1-800-343-2898 **Financial Advisors:** 1-800-225-2618

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it: In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898 www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation: The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in March 2010.

This Web site is accompanied by prospectuses for Wells Fargo Advantage Funds®.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds®*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

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Past performance does not guarantee future results. The performance quoted represents past performance and current performance may be lower or higher. Investment return and principal value of an investment will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost. Performance at NAV does not include the effect of sales charges. Performance includes the reinvestment of income, dividends and capital gain distributions.

For Investment Professional Use Only.
Not to be shown or distributed to the general public.

Investments in stocks, bonds and mutual funds:
NOT FDIC INSURED | NOT BANK GUARANTEED | MAY LOSE VALUE

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. Evergreen Investments(SM) is a service mark of Evergreen Investment Management Company, LLC. Copyright 2010. Evergreen Investment Management Company, LLC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds®*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

Evergreen mutual funds may be offered only to persons in the United States and by way of a prospectus. This Web site should not be considered a solicitation or offering of any investment products or services to investors residing outside the United States.

Privacy Statement | Internet Privacy Statement | Terms & Conditions | Proxy Voting

Evergreen Investments, 1.800.343.2898

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Proxy materials will soon be mailed

March 24, 2010

In early April, proxy materials will be mailed seeking shareholder approval of proposed mergers and reorganizations of the Evergreen Funds and the *Wells Fargo Advantage Funds*. Please continue to check back to this site after the proxies are mailed for detailed voting instructions.

For now, remember that:

- ☑ Simple instructions for returning the proxy are printed on the proxy card, which will be included in the proxy package.
- ☑ Shareholders can vote via mail, phone, or online—it only takes a few minutes, no matter which way they vote.
- ☑ If Financial Advisors are authorized to vote on behalf of their clients, they can do so after clients receive their proxies in early April.

Why is voting important?

- ☑ A majority response is required for each fund, so we are *legally obligated* to solicit by proxy for shareholder votes.
- ☑ Our proxy vendor, The Altman Group, will contact shareholders until a majority response is received on each fund.
- ☑ A prompt vote can help ensure the timely integration of the Evergreen Funds and the *Wells Fargo Advantage Fund* families. View the Fund Merger Guide for more information on the integration.

Remember to check our Proxy Center in early April for more proxy voting information. If you have any questions in the meantime, please call:

Shareholders: 1-800-343-2898 **Financial Advisors:** 1-800-225-2618

Attention

Visit Shareholder Information for integration information specifically for account holders.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it: In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898 www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation: The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in March 2010.

This Web site is accompanied by prospectuses for Wells Fargo Advantage Funds®.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds®*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

PRINT THIS PAGE EMAIL THIS PAGE

Past performance does not guarantee future results. The performance quoted represents past performance and current performance may be lower or higher. Investment return and principal value of an investment will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost. Performance at NAV does not include the effect of sales charges. Performance includes the reinvestment of income, dividends and capital gain distributions.

An investor should consider a fund's investment objectives, risks, charges and expenses carefully before investing. This and other important information can be found in the fund's prospectus. Read the prospectus carefully before investing. This Web site is accompanied by current prospectuses for Evergreen Funds and by current prospectuses for Wells Fargo Advantage Funds®.

Investments in stocks, bonds and mutual funds:
NOT FDIC INSURED | NOT BANK GUARANTEED | MAY LOSE VALUE

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funcs are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. Evergreen Investments(SM) is a service mark of Evergreen Investment Management Company, LLC. Copyright 2010. Evergreen Investment Management Company, LLC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds®*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affil ate of Wells Fargo & Company.

Evergreen mutual funds may be offered only to persons in the United States and by way of a prospectus. This Web site should not be considered a solicitation or offering of any investment products or services to investors residing outside the United States.

Privacy Statement | Internet Privacy Statement | Terms & Conditions | Proxy Voting

Evergreen Investments, 1.800.343.2898